Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2018
Earnings
Income before income taxes	$3,268
Add/(Deduct):
Equity in net income of affiliated companies	(284)
Dividends from affiliated companies	228
Fixed charges excluding capitalized interest	2,591
Amortization of capitalized interest	19
Earnings	$5,822

Fixed Charges
Interest expense	$2,499
Interest portion of rental expense (a)	92
Capitalized interest	21
Total fixed charges	$2,612

Ratios
Ratio of earnings to fixed charges	2.2
__________
(a) One-third of all rental expense is deemed to be interest.